October 7, 2011

By Edgar

Mr. Christian Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Associated Banc-Corp

Form 10-K for the Year Ended December 31, 2010 (Filed February 15, 2011)

Form 10-Q for the Quarter Ended June 30, 2011 (Filed August 8, 2011)

File No. 001-31343

Dear Mr. Windsor:

The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated September 23, 2011 (the “Comment Letter”) related to our filings on Form 10-K for the year ended December 31, 2010 (“Form 10-K”) and on Form 10-Q for the quarter ended June 30, 2011 (“Form 10-Q”) follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings related to our responses are included as an Appendix due to the length, utilizing strikeouts and underlining to indicate proposed revisions.

Form 10-K for the Year Ended December 31, 2010

Item 3. Legal Proceedings, page 28

1.	Please tell us, and please disclose in future filings, the name of the lawsuit referenced in the first sentence and please identify the parties to the lawsuit. Please also describe in more detail the pending Multi District Litigation.

Beginning with the Form 10-K for the year ending December 31, 2011, we will revise our disclosure to include the name of the lawsuit and to provide more detail on the pending litigation, as described below. As applicable, we will also include the revised disclosure in the Form 10-Q for the quarter ended September 30, 2011.

A lawsuit, Harris v. Associated Bank, N.A. (the “Bank”), was filed in the United States District Court for the Western District of Wisconsin in April 2010. The suit alleges that the Bank unfairly assesses and collects overdraft fees and seeks restitution of the overdraft fees, compensatory, consequential and punitive damages, and costs. The lawsuit asserts claims for a multi-year period (as limited by the applicable state’s statute of limitations, generally 6 years) and is styled as a putative class action lawsuit on behalf of consumer banking customers of the Bank with the certification of the class pending. In April 2010, a Multi District Judicial Panel issued a conditional transfer order to consolidate this case into the Multi District Litigation (“MDL”), In re: Checking Account Overdraft Litigation MDL No. 2036 pending in the United States District Court for the Southern District of Florida, Miami Division for coordinated pre-trial proceedings. The Bank is a member, along with many other banking institutions, of the Fourth Tranche of defendants in this case.

See proposed revised disclosures attached as Appendix A.

2.	You are required to make a determination as to the existence of any additional material pending legal proceedings and to describe such proceedings. Therefore, please provide to us, with a view toward revised disclosure, a determination as to the existence of any such proceedings. Refer to Item 103 of Regulation S-K.

Consistent with Item 103 of Regulation S-K, the Corporation confirms that on the filing date of its Form 10-K, it had no material pending legal proceedings, other than ordinary routine litigation incidental to its business, which had not been disclosed in its Form 10-K for the year ended December 31, 2010. Beginning with the Form 10-K for the year ending December 31, 2011, we will revise our disclosure to include a determination about the existence of any additional legal proceedings deemed material by the Corporation. As applicable, we will also include the revised disclosure in the Form 10-Q for the quarter ended September 30, 2011. See proposed revised disclosures attached as Appendix A.

Securities and Exchange Commission

October 7, 2011

Item 11. Executive Compensation, page 147

3.	We note that you do not appear to have incorporated by reference the director compensation information required by Item 402(k) of Regulation S-K. This section appears on page 39 of your definitive proxy statement. Please file an amendment to your 10-K that includes, or incorporates by reference, this required disclosure, or advise the staff how you concluded that the information in this section is adequate to incorporate all the required information.

Upon review of your comment, we identified a formatting inconsistency in the Table of Contents of the 2011 Proxy Statement. The “Director Compensation” section was not intended to be a separate main section, rather our intention was to encompass this as a subsection within the “Executive Compensation” section as indicated in the disclosure language included in the Form 10-K. The formatting within the Table of Contents of the Proxy Statement inadvertently caused Director Compensation to appear as a separate section. The required disclosure was filed and included for review by shareholders. We respectfully request that the Staff not require an amendment to the Form 10-K at this time. We will revise our formatting in future Proxy Statement filings.

4.	We note that you appear to have incorporated by reference the disclosure required by Item 407(e)(4) of Regulation S-K into Item 10 of your Form 10-K instead of into Item 11. Please correct this in future filings.

Upon review of your comment, we discovered that a change to the location of a paragraph within our Proxy Statement resulted in an incorrect incorporation by reference of the disclosure required by Item 407(e)(4) of Regulation S-K into Item 10 rather than Item 11 of the Form 10-K. Beginning with the Form 10-K for the year ending December 31, 2011, we will revise our disclosure to incorporate the disclosure required by Item 407(e)(4) of Regulation S-K into Item 11.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A filed March 9, 2011

Related Person Transactions, page 40

5.	Please confirm that by “other unrelated persons” in the representations included in this section on page 41, you mean persons not related to Associated. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

We confirm that we intended “other unrelated persons” to mean “persons not related to Associated” and confirm that we will provide the correct representation in future filings. Beginning with the Schedule 14A for the 2012 Annual Meeting of Shareholders, we will revise our disclosures to provide the correct representation. See proposed revised disclosures of the “Related Party Transactions” section from our 2011 Proxy Statement attached as Appendix B.

Form 10-Q for the Quarter Ended June 30, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 6: Loans, Allowance for Loan Losses, and Credit Quality, page 14

6.	Please refer to the summary of changes in the allowance for loan losses by portfolio segment page 15. We note that you did not include this required disclosure for the year ended December 31, 2010 in your Form 10-K, nor did you do not include the annual period here within this note. Please revise future filings to include this information for the year ended December 31, 2010.

As we reviewed ASU 2010-20, we interpreted the summary of changes in the allowance for loan losses by portfolio segment to be an activity based disclosure that was required for interim and annual reporting periods beginning on or after December 15, 2010. We have this data available and beginning with the Form 10-Q for the quarter ended September 30, 2011, we will revise our disclosure to include the summary of changes in the allowance for loan losses by portfolio segment for the year ended December 31, 2010. See proposed revised disclosures of Note 6, “Loans, Allowance for Loan Losses and Credit Quality,” including the disclosure for the year ended December 31, 2010 attached as Appendix C.

Securities and Exchange Commission

October 7, 2011

7.	We note your disclosures on pages 16 and 65 that restructured loans may continue on accrual status based on facts and circumstances at the time of the restructuring. Please tell us and revise your future filings to specifically discuss those facts and circumstances, and to quantify for each period presented, restructured loans that remained on accrual status at the time of restructuring. Differentiate these loans, qualitatively and quantitatively, from nonaccrual loans that were restructured and subsequently returned to accrual status based on performance.

As requested above, and in compliance with the new TDR reporting requirements (ASU 2011-02) which are effective for interim and annual periods beginning on or after June 15, 2011, we will revise our disclosures related to restructured loans beginning with the Form 10-Q for the quarter ended September 30, 2011, as described below.

Restructured loans may include loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on accrual status at the time of the restructuring. If the borrower’s ability to meet the revised payment schedule is not reasonably assured at the time of the restructuring, the loan remains on nonaccrual. Based on the above, the Corporation had $X million and $8 million of accruing loans that were restructured and remained on accrual status at September 30, 2011 and December 31, 2010, respectively. In addition, the Corporation had $X million and $72 million of restructured loans which were restored to accrual status based on a sustained period of repayment performance at September 30, 2011 and December 31, 2010, respectively.

See proposed revised disclosures attached as Appendix D.

8.	For loans that are restructured into multiple notes, please tell us and revise your future filings to specifically state whether borrowers have any obligation to repay the amount of the notes charged-off, clarifying if the borrowers have been released from their obligation to repay the notes or if the notes are actually fully reserved in anticipation of future events. If the borrowers have obligations to repay based on contingent future events, clarify how you treat these notes in reporting credit quality statistics (e.g. performing or nonperforming, etc.).

Beginning with the Form 10-Q for the quarter ended September 30, 2011, we will revise our disclosures to describe the borrowers’ obligations with respect to the charged off notes, as described below.

Beginning in 2010, the Corporation began utilizing a multiple note structure as a workout alternative for certain commercial loans, whereby a troubled loan is restructured into two notes. The first note is reasonably assured of repayment and performance according to the prudently modified terms and is returned to accrual status based on a sustained period of repayment performance under the modified terms (generally a minimum of six months). The portion of the troubled loan that is not reasonably assured of repayment is fully charged off; however, the borrower has not been released from any repayment obligation related to these notes.

See proposed revised disclosures attached as Appendix E.

9.	Please revise the table presenting loans by past due status in future filings to conform to the illustration set forth in ASC 310-10-55-9, specifically presenting disaggregated information for loans 30-59 days and 60-89 days past due and the recorded investment in loans greater than 90 days and accruing.

Beginning with the Form 10-Q for the quarter ended September 30, 2011, we will revise our disclosure to conform to the illustration set forth in ASC 310-10-55-9. See proposed revised disclosures attached as Appendix F.

Note 12: Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities

Contingent Liabilities, page 31

10.

We note you have recorded an accrual for certain matters related to a class action lawsuit filed on April 6, 2010. We also note however, that you have not disclosed either (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. In this regard, we do not believe that general boilerplate disclosure indicating

Securities and Exchange Commission

October 7, 2011

that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50.

At June 30, 2011, we have recorded an accrual in accordance with ASC 450-20-25 related to our publicly disclosed material litigation. We determined that such accrual is not material to Associated’s overall consolidated financial statements at June 30, 2011, and therefore, have concluded that we are not required to disclose the amount of the accrual for our financial statements in our Form 10-Q not to be misleading. If in the future, we record an accrual for litigation-related contingent liabilities and disclosure of that accrual is required for the consolidated financial statements not to be misleading, we will provide appropriate disclosure regarding that accrual.

Beginning with the Form 10-Q for the quarter ended September 30, 2011, we will revise our disclosure of contingent liabilities to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. See proposed revised disclosures attached as Appendix G.

On behalf of Associated, and as requested in your letter, we acknowledge that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.

Sincerely,

/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp

Appendix A

ITEM 3. LEGAL PROCEEDINGS

~~A lawsuit was filed against the Corporation in the United States District Court for the Western District of Wisconsin, on April 6, 2010. The lawsuit is styled as a class action lawsuit with the certification of the class pending. The suit alleges that the Corporation assesses and collects overdraft fees and seeks restitution of the overdraft fees, compensatory, consequential and punitive damages, and costs. On April 23, 2010, a Multi District Judicial Panel issued a conditional transfer order to consolidate this case into the overdraft fees Multi District Litigation pending in the United States District Court for the Southern District of Florida, Miami Division. The Corporation denies all claims and intends to vigorously defend itself. In addition to the above, in the ordinary course of business, the Corporation may be named as defendant in or be a party to various pending and threatened legal proceedings. Because the Corporation cannot determine based on current information the range of possible outcomes or plaintiffs’ ultimate damage claims, management cannot reasonably determine the probability of a material adverse result or reasonable estimate the timing or specific possible loss or range of loss that may result from certain of these proceedings. Given the indeterminate amounts sought in certain of these matters and the inherent unpredictability of such matters, it is possible that the results of such proceedings will have a material adverse effect on the Corporation’s business, financial position or results of operations in future periods.~~

The following is a description of the Corporation’s material pending legal proceedings.

A lawsuit, Harris v. Associated Bank, N.A. (the “Bank”), was filed in the United States District Court for the Western District of Wisconsin in April 2010. The suit alleges that the Bank unfairly assesses and collects overdraft fees and seeks restitution of the overdraft fees, compensatory, consequential and punitive damages, and costs. The lawsuit asserts claims for a multi-year period (as limited by the applicable state’s statute of limitations, generally 6 years) and is styled as a putative class action lawsuit on behalf of consumer banking customers of the Bank with the certification of the class pending. In April 2010, a Multi District Judicial Panel issued a conditional transfer order to consolidate this case into the Multi District Litigation (“MDL”), In re: Checking Account Overdraft Litigation MDL No. 2036 pending in the United States District Court for the Southern District of Florida, Miami Division for coordinated pre-trial proceedings. The Bank is a member, along with many other banking institutions, of the Fourth Tranche of defendants in this case.

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Appendix B

Related Person Transactions (partial excerpt with proposed disclosure revisions as noted)

Officers and directors of Associated and its subsidiaries, members of their families, and the companies or firms with which they are affiliated were customers of, and had banking transactions with, Associated’s subsidiary bank and / or investment subsidiaries in the ordinary course of business during 2010. Additional transactions of this type may be expected to take place in the ordinary course of business in the future. All loans and loan commitments were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loan transactions with ~~other unrelated~~ persons not related to Associated and, in management’s opinion did not involve more than the normal risk of collectability or present other unfavorable features. As December 31, 2010, the aggregate principal amount of loans outstanding to directors, officers, or their related interests was approximately $51 million, which represented approximately 2% of consolidated stockholders’ equity.

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Appendix C

NOTE 6: Loans, Allowance for Loan Losses, and Credit Quality (partial excerpt with proposed disclosure revisions as noted)

A summary of the changes in the allowance for loan losses by portfolio segment for the six months ended June 30, 2011, was as follows.

$ in Thousands	Commercial and industrial	Commercial real estate	Real estate construction	Lease financing	Home equity	Installment	Residential mortgage	Total
Balance at Dec 31, 2010	$137,770	$165,584	$56,772	$7,396	$55,090	$17,328	$36,873	$476,813
Provision for loan losses	19,193	(12,739)	(6,969)	(5,200)	48,586	4,742	(613)	47,000
Charge offs	(28,870)	(19,934)	(21,920)	(112)	(23,896)	(14,356)	(8,433)	(117,521)
Recoveries	10,530	2,684	3,953	24	1,323	1,022	133	19,669

Balance at June 30, 2011	$138,623	$135,595	$31,836	$2,108	$81,103	$8,736	$27,960	$425,961

Allowance for loan losses:
Ending balance impaired loans individually evaluated for impairment	$8,305	$29,045	$14,924	$—	$1,448	$—	$1,258	$54,980
Ending balance impaired loans collectively evaluated for impairment	$12,304	$9,543	$2,894	$49	$33,009	$3,213	$11,718	$72,730
Ending balance all other loans collectively evaluated for impairment	$118,014	$97,007	$14,018	$2,059	$46,646	$5,523	$14,984	$298,251

Loans:
Ending balance impaired loans individually evaluated for impairment	$51,207	$164,163	$63,801	$11,685	$9,854	$3	$15,463	$316,176
Ending balance impaired loans collectively evaluated for impairment	$42,736	$65,523	$19,687	$1,213	$48,376	$4,738	$69,505	$251,778
Ending balance all other loans collectively evaluated for impairment	$3,108,358	$3,194,000	$450,316	$41,103	$2,535,799	$584,973	$2,607,086	$12,521,635

The allocation methodology used by the Corporation includes allocations for specifically identified impaired loans and loss factor allocations, (used for both criticized and non-criticized loan categories) with a component primarily based on historical loss rates and a component primarily based on other qualitative factors. Management allocates the allowance for loan losses by pools of risk within each loan portfolio. While the methodology used at June 30, 2011 and December 31, 2010 was generally comparable, several refinements were incorporated into the historical loss factor allocation process during the first quarter of 2011. The refinements, which impacted individual portfolio allocation amounts, did not materially impact the overall level of the allowance for loan losses.

At June 30, 2011, the allowance for loan loss allocations for the home equity and commercial loan portfolios increased, with all other loan portfolio allocations declining from December 31, 2010. The increase in the home equity allocation was due to higher loss rates and a slight decline in credit quality. The decline in the installment allocation was impacted by the $10 million write down on installment loans transferred to held for sale during the first quarter of 2011. Other portfolio allocations declined primarily due to improved credit quality metrics. The allocation of the allowance for loan losses by loan portfolio is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular category. The total allowance for loan losses is available to absorb losses from any segment of the loan portfolio.

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For comparison purposes, a summary of the changes in the allowance for loan losses by portfolio segment for the year ended December 31, 2010, was as follows. (NOTE: the following table is new but has not been underlined as new disclosure)

$ in Thousands	Commercial and industrial	Commercial real estate	Real estate construction	Lease financing	Home equity	Installment	Residential mortgage	Total
Balance at Dec 31, 2009	$196,637	$162,437	$118,708	$8,303	$43,783	$11,298	$32,367	$573,533
Provision for loan losses	41,703	110,099	136,752	10,149	59,706	14,148	17,453	390,010
Charge offs	(121,179)	(117,401)	(204,728)	(11,081)	(51,132)	(9,787)	(13,184)	(528,492)
Recoveries	20,609	10,449	6,040	25	2,733	1,669	237	41,762

Balance at Dec 31, 2010	$137,770	$165,584	$56,772	$7,396	$55,090	$17,328	$36,873	$476,813

Allowance for loan losses:
Ending balance impaired loans individually evaluated for impairment	$25,131	$29,660	$27,294	$6,042	$6,752	$—	$3,574	$98,453
Ending balance impaired loans collectively evaluated for impairment	$4,769	$3,827	$1,804	$322	$22,181	$7,776	$5,258	$45,937
Ending balance all other loans collectively evaluated for impairment	$107,870	$132,097	$27,674	$1,032	$26,157	$9,552	$28,041	$332,423

Loans:
Ending balance impaired loans individually evaluated for impairment	$81,777	$210,098	$103,585	$15,184	$13,562	$5	$19,213	$443,424
Ending balance impaired loans collectively evaluated for impairment	$28,048	$29,441	$13,876	$1,896	$49,891	$11,231	$76,484	$210,867
Ending balance all other loans collectively evaluated for impairment	$2,939,927	$3,149,674	$435,608	$43,174	$2,459,604	$684,147	$2,250,310	$11,962,444

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Appendix D

NOTE 6: Loans, Allowance for Loan Losses, and Credit Quality (partial excerpt with proposed disclosure revisions as noted)

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments, unless the loan is well secured and in the process of collection. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed, amortization of related deferred loan fees or costs is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectability of the principal is in doubt, payments received are applied to loan principal.

While an asset is in nonaccrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining recorded investment in the asset (i.e., after charge off of identified losses, if any) is deemed to be fully collectible. The determination as to the ultimate collectability of the asset’s remaining recorded investment must be supported by a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment, including consideration of the borrower’s sustained historical repayment performance and other relevant factors. A nonaccrual loan is returned to accrual status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement, the borrower has demonstrated a period of sustained performance, and the ultimate collectability of the total contractual principal and interest is no longer in doubt. A sustained period of repayment performance generally would be a minimum of six months.

Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans may include loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on accrual status at the time of the restructuring. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual. Based on the above, the Corporation had $X million and $8 million of accruing loans that were restructured and remained on accrual status at September 30, 2011 and December 31, 2010, respectively. In addition, the Corporation had $X million and $72 million of restructured loans which were restored to accrual status

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based on a sustained period of repayment performance at September 30, 2011 and December 31, 2010, respectively. See section “Future Accounting Pronouncements,” within Part I, Item 2, for new accounting guidance on restructured loans which will be effective for the third quarter of 2011.

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Appendix E

Nonaccrual Loans, Potential Problem Loans, and Other Real Estate Owned (partial excerpt with proposed disclosure revisions as noted)

Restructured Loans: Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on accrual status. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual. Beginning in 2009, as a result of the Corporation’s continued efforts to support foreclosure prevention in the markets it serves, the Corporation introduced a modification program (similar to the government modification programs available), in which the Corporation works with its mortgage customers to provide them with an affordable monthly payment through extension of the maturity date, reduction in interest rate, and / or partial principal forbearance. Beginning in 2010, the Corporation began utilizing a multiple note structure as a workout alternative for certain commercial loans, whereby~~. The multiple note structure restructures~~ a troubled loan is restructured into two notes.~~, where t~~The first note is reasonably assured of repayment and performance according to the prudently modified terms and is returned to accrual status based on a sustained period of repayment performance under the modified terms (generally a minimum of six months). ~~and t~~The portion of the troubled loan that is not reasonably assured of repayment is fully charged off; however, the borrower has not been released from any repayment obligation related to these notes. In accordance with generally accepted accounting principles, the first note need not be disclosed as a troubled debt restructuring in years after the restructuring if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Corporation was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is not impaired based on the terms specified by the restructuring agreement. To date, the Corporation’s use of the multiple note structure has not been significant, but use of this structure could increase in future periods. At June 30, 2011, the Corporation had total restructured loans of $171 million (including $71 million classified as nonaccrual and $100 million performing in accordance with the modified terms), compared to $116 million at December 31, 2010 (including $36 million classified as nonaccrual and $80 million performing in accordance with the modified terms).

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Appendix F

NOTE 6: Loans, Allowance for Loan Losses, and Credit Quality (partial excerpt with proposed disclosure revisions as noted)

The following table presents loans by past due status at June 30, 2011. (NOTE: the first two columns are new disclosure)

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due *	Total Past Due	Current	Total
	($ in Thousands)
Accruing loans
Commercial and industrial	$4,391	$3,190	$4,216	$11,797	$3,119,321	$3,131,118
Commercial real estate	24,534	36,706	7,297	68,537	3,161,654	3,230,191
Real estate construction	9,805	3,412	—	13,217	447,805	461,022
Lease financing	46	33	—	79	41,024	41,103

Total commercial	38,776	43,341	11,513	93,630	6,769,804	6,863,434
Home equity	10,287	4,531	—	14,818	2,532,434	2,547,252
Installment	3,115	736	610	4,461	581,529	585,990

Total retail	13,402	5,267	610	19,279	3,113,963	3,133,242
Residential mortgage	11,406	1,167	—	12,573	2,612,729	2,625,302

Total consumer	24,808	6,434	610	31,852	5,726,692	5,758,544

Total accruing loans	$63,584	$49,775	$12,123	$125,482	$12,496,496	$12,621,978

Nonaccrual loans
Commercial and industrial	$5,796	$1,704	$28,436	$35,936	$35,247	$71,183
Commercial real estate	8,731	6,284	82,967	97,982	95,513	193,495
Real estate construction	597	297	44,763	45,657	27,125	72,782
Lease financing	166	145	111	422	12,476	12,898

Total commercial	15,290	8,430	156,277	179,997	170,361	350,358
Home equity	1,509	2,772	31,480	35,761	11,016	46,777
Installment	373	160	950	1,483	2,241	3,724

Total retail	1,882	2,932	32,430	37,244	13,257	50,501
Residential mortgage	1,902	2,740	45,123	49,765	16,987	66,752

Total consumer	3,784	5,672	77,553	87,009	30,244	117,253

Total nonaccrual loans	$19,074	$14,102	$233,830	$267,006	$200,605	$467,611

Total loans
Commercial and industrial	$10,187	$4,894	$32,652	$47,733	$3,154,568	$3,202,301
Commercial real estate	33,265	42,990	90,264	166,519	3,257,167	3,423,686
Real estate construction	10,402	3,709	44,763	58,874	474,930	533,804
Lease financing	212	178	111	501	53,500	54,001

Total commercial	54,066	51,771	167,790	273,627	6,940,165	7,213,792
Home equity	11,796	7,303	31,480	50,579	2,543,450	2,594,029
Installment	3,488	896	1,560	5,944	583,770	589,714

Total retail	15,284	8,199	33,040	56,523	3,127,220	3,183,743
Residential mortgage	13,308	3,907	45,123	62,338	2,629,716	2,692,054

Total consumer	28,592	12,106	78,163	118,861	5,756,936	5,875,797

Total loans	$82,658	$63,877	$245,953	$392,488	$12,697,101	$13,089,589

*	The recorded investment in loans past due 90 days or more and still accruing totaled $12.1 million at June 30, 2011 (the same as the reported balances for the accruing loans noted above).

F-1

The following table presents loans by past due status at December 31, 2010. (NOTE: the first two columns are new disclosure)

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due *	Total Past Due	Current	Total
	($ in Thousands)
Accruing loans
Commercial and industrial	$20,371	$12,642	$—	$33,013	$2,916,894	$2,949,907
Commercial real estate	34,502	11,984	2,096	48,582	3,116,704	3,165,286
Real estate construction	4,470	3,546	—	8,016	450,124	458,140
Lease financing	132	—	—	132	43,042	43,174

Total commercial	59,475	28,172	2,096	89,743	6,526,764	6,616,507
Home equity	10,183	3,703	796	14,682	2,456,663	2,471,345
Installment	5,637	3,987	526	10,150	674,689	684,839

Total retail	15,820	7,690	1,322	24,832	3,131,352	3,156,184
Residential mortgage	7,967	755	—	8,722	2,260,966	2,269,688

Total consumer	23,787	8,445	1,322	33,554	5,392,318	5,425,872

Total accruing loans	$83,262	$36,617	$3,418	$123,297	$11,919,082	$12,042,379

Nonaccrual loans
Commercial and industrial	$2,532	$894	$57,215	$60,641	$39,204	$99,845
Commercial real estate	3,701	8,728	82,675	95,104	128,823	223,927
Real estate construction	166	131	56,443	56,740	38,189	94,929
Lease financing	151	132	998	1,281	15,799	17,080

Total commercial	6,550	9,885	197,331	213,766	222,015	435,781
Home equity	2,463	3,264	37,169	42,896	8,816	51,712
Installment	252	839	7,141	8,232	2,312	10,544

Total retail	2,715	4,103	44,310	51,128	11,128	62,256
Residential mortgage	3,460	4,789	50,609	58,858	17,461	76,319

Total consumer	6,175	8,892	94,919	109,986	28,589	138,575

Total nonaccrual loans	$12,725	$18,777	$292,250	$323,752	$250,604	$574,356

Total loans
Commercial and industrial	$22,903	$13,536	$57,215	$93,654	$2,956,098	$3,049,752
Commercial real estate	38,203	20,712	84,771	143,686	3,245,527	3,389,213
Real estate construction	4,636	3,677	56,443	64,756	488,313	553,069
Lease financing	283	132	998	1,413	58,841	60,254

Total commercial	66,025	38,057	199,427	303,509	6,748,779	7,052,288
Home equity	12,646	6,967	37,965	57,578	2,465,479	2,523,057
Installment	5,889	4,826	7,667	18,382	677,001	695,383

Total retail	18,535	11,793	45,632	75,960	3,142,480	3,218,440
Residential mortgage	11,427	5,544	50,609	67,580	2,278,427	2,346,007

Total consumer	29,962	17,337	96,241	143,540	5,420,907	5,564,447

Total loans	$95,987	$55,394	$295,668	$447,049	$12,169,686	$12,616,735

*	The recorded investment in loans past due 90 days or more and still accruing totaled $3.4 million at December 31, 2010 (the same as the reported balances for the accruing loans noted above).

F-2

Appendix G

Contingent Liabilities (partial excerpt with proposed disclosure revisions as noted)

~~A lawsuit was filed against the Corporation in the United States District Court for the Western District of Wisconsin, on April 6, 2010. The lawsuit is styled as a class action lawsuit with the certification of the class pending. The suit alleges that the Corporation unfairly assesses and collects overdraft fees and seeks restitution of the overdraft fees, compensatory, consequential and punitive damages, and costs. On April 23, 2010, a Multi District Judicial Panel issued a conditional transfer order to consolidate this case into the overdraft fees Multi District Litigation pending in the United States District Court for the Southern District of Florida, Miami Division. The Corporation denies all claims and intends to vigorously defend itself. In addition to the above, in the ordinary course of business, the Corporation may be named as defendant in or be a party to various pending and threatened legal proceedings. Legal proceedings and contingencies have a high degree of uncertainty. When a loss from a contingency becomes probable and estimable, an accrual is established. The accrual reflects management’s estimate of the probable cost of resolution of the matter and is revised as facts and circumstances change. We have established accruals for certain matters. Given the indeterminate amounts sought in certain of these matters and the inherent unpredictability of such matters, it is possible that the results of such proceedings will have a material adverse effect on the Corporation’s business, financial position or results of operations in future periods.~~

The Corporation is party to various pending and threatened claims and legal proceedings arising in the normal course of business activities, some of which involve claims for substantial amounts. Although there can be no assurance as to the ultimate outcomes, the Corporation believes it has meritorious defenses to the claims asserted against it in its currently outstanding matters, including the matter described below, and with respect to such legal proceedings, intends to continue to defend itself vigorously. The Corporation will consider settlement of cases when, in management’s judgment, it is in the best interests of both the Corporation and its shareholders.

On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with all pending or threatened claims and litigation, utilizing the most recent information available. On a matter by matter basis, an accrual for loss is established for those matters which the Corporation believes it is probable that a loss may be incurred and that the amount of such loss can be reasonably estimated. Once established, each accrual is adjusted as appropriate to reflect any subsequent developments. Accordingly, management’s estimate will change from time to time, and actual losses may be more or less than the current estimate. For matters where a loss is not probable, or the amount of the loss cannot be estimated, no accrual is established.

Resolution of legal claims are inherently unpredictable, and in many legal proceedings various factors exacerbate this inherent unpredictability, including where the damages sought are unsubstantiated or indeterminate, it is unclear whether a case brought as a class action will be allowed to proceed on that basis, discovery is not complete, the proceeding is not yet in its final stages, the matters present legal uncertainties, there are significant facts in dispute, there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants), or there is a wide range of potential results.

A lawsuit, Harris v. Associated Bank, N.A. (the “Bank”), was filed in the United States District Court for the Western District of Wisconsin in April 2010. The suit alleges that the Bank unfairly assesses and collects overdraft fees and seeks restitution of the overdraft fees, compensatory, consequential and punitive damages, and costs. The lawsuit asserts claims for a multi-year period (as limited by the applicable state’s statute of limitations, generally 6 years) and is styled as a putative class action lawsuit on behalf of consumer banking customers of the Bank with the certification of the class pending. In April 2010, a Multi District Judicial Panel issued a conditional transfer order to consolidate this case into the Multi District Litigation (“MDL”), In re: Checking Account Overdraft Litigation MDL No. 2036 pending in the United States District Court for the Southern District of Florida, Miami Division for coordinated pre-trial proceedings. The Bank is a member, along with many other banking institutions, of the Fourth Tranche of defendants in this case. The Corporation denies all alleged claims and intends to vigorously defend itself. The amount claimed by the plaintiffs has not been determined, but could be material. Several banks which are also party to the Multi District Litigation have announced settlements of similar claims for what we believe to be a small fraction of their aggregate total service charge income on deposit accounts over the applicable claim period. Based upon currently available information including recent settlement announcements, management believes a loss is probable and has established an accrual within a range of possible settlement outcomes. The amount accrued is not considered to be material to the Corporation’s consolidated financial statements. Further, based on the range of announced settlements, management anticipates that these claims may be settled without any additional material loss to the Corporation’s consolidated financial statements. Management will continue to monitor the progress of these claims and in the event of unexpected future developments or as defendants in earlier tranches in the Multi District Litigation reach settlements or proceed to trial, the Corporation will assess its estimate of possible losses and make appropriate adjustments to the accrual accordingly as and when the new information becomes available.

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